Mail Room 4561

April 13, 2010

Michael C. Hiler, President
PMX Communities, Inc.
Technology Business Incubator, Research & Development Park
3701 FAU Blvd., Suite 210
Boca Raton, FL 33431

     Re: **PMX Communities, Inc.**
               Post-Effective Amendment No. 2 to
               Registration Statement on Form S-1
               Filed April 7, 2010
               File No. 333-161699

               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed April 2, 2010
               Form 8-K
               Filed April 7, 2010
               File No. 333-161699

Dear Mr. Hiler:

We have reviewed your response letter dated April 7, 2010 and the above-referenced filings and have the following comment. References to prior comments in this letter relate to comments in our letter dated March 11, 2010.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Plan of Distribution and Selling Security Holders, page 17

1.   We note from the table of selling shareholders on page 18 that OTC Business Solutions, an entity controlled by Michael C. Hiler, the chief executive officer and director of your company, is selling five million shares of your common stock in this offering. Please provide us with your analysis as to whether OTC Business Solutions, as selling shareholder, is an underwriter selling on behalf of the issuer. Refer to Question 612.09 of our Compliance and Disclosure Interpretations,

available on our website at
http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Business Experience of Officers, Directors and Significant Employees, page 32

2.   Please note that the scope of the recent adoption of SEC Release No. 33-9089A is
        greater than your response to prior comment 5 appears to suggest, as its applicability
        extends beyond matters that have been submitted to a vote by security holders. As
        examples, Item 401(e)(2) requires disclosure of any directorships held by each
        director during the past five years in publicly traded companies, and Item 401(f)
        requires disclosure of certain legal proceedings during the past ten years that are
        material to an evaluation of the ability or integrity of any director or executive officer
        of the registrant. As such, please update your disclosure accordingly in response to
        the recent adoption.

Summary Compensation Table, page 32

3.   We note that Mr. Hiler received $60,000 as other compensation in the fiscal year
        2009. Please identify and provide a narrative description of the compensation that
        resulted in this $60,000. Also, explain why each type of compensation included in
        this $60,000 amount could not be properly reported in the other columns of the
        summary compensation table. Refer to Item 402(n)(2)(ix) and (o)(7) of Regulation
        S-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

4.   On the cover page of your Form 10-K, you indicate that you have registered
        shares of common stock pursuant to Section 12(g) of the Exchange Act; however,
        we are unable to locate a class of securities registered under the Exchange Act.
        Please revise or advise accordingly.

5.   It appears that your duty to file periodic reports has been automatically suspended
        pursuant to Section 15(d) of the Exchange Act, as we note from your disclosure
        on page 12 that, as of March 15, 2010, there were approximately 42 shareholders
        of record. Please provide us with your analysis as to your reporting obligations
        pursuant to Section 15(d) of the Exchange Act.

Item 9A. Controls and Procedures, page 38

Disclosure Controls and Procedures

6.   Please confirm, if true, that your disclosure controls and procedures, as defined by
        Exchange Act Rule 13a-15(e), were effective. In your future filings, please

include either the entire definition of controls and procedures as set forth in Exchange Act Rule 13a-15(e) or reference the applicable provision of the Exchange Act where the definition can be located.

Item 15. Exhibits, Financial Statement Schedules, page 46,

7.   Please revise your exhibit list to indicate where the documents required to be filed as exhibits to your Form 10-K can be located. Refer to Item 601 of Regulation S-K. If you are incorporating by reference documents that have been previously filed, such as your articles of incorporation or by-laws, please note that Rule 12b-23(b) of the Exchange Act requires that the incorporated by reference materials be clearly identified by page, paragraph, and caption or otherwise; and, an express statement that the specified matter is incorporated by reference shall be made at the particular place in the report where the information is required.

Signatures, page 47

8.   Your Form 10-K must be signed by your controller or principal accounting officer, in addition to your principal executive officer, principal financial officer, and at least the majority of the board of directors. See General Instruction D(2)(a) to Form 10-K. Please amend your Form 10-K to indicate that one of the officers who signed the Form 10-K on your behalf was your controller or principal accounting officer and principal financial officer. In future filings on Form 10-K, please identify in your signature blocks the person signing in each of the foregoing capacities.

Form 8-K filed April 7, 2010

9.   We note that February 23, 2010 is listed as the earliest report date for your Form 8-K. However, it appears that the sales of unregistered securities reported under Item 3.02 in your filing may have been completed prior to February 23, 2010 and after you became subject to the periodic reporting requirements. Please advise or revise accordingly to reflect the earliest report date pursuant to Item 3.02 of Form 8-K.

10.   Please revise to include the date(s) and amount of securities sold for each transaction of unregistered sales of equity securities. Refer to Item 701(a) of Regulation S-K. Further, we are unable to locate the Form D that was not properly filed. Please file the Form D or advise accordingly.

* * * * *

Michael C. Hiler
PMX Communities, Inc.
April 13, 2010
Page 4

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct all questions to Stephani Bouvet at (202) 551-3545 or, in her absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (303) 482-2731
        Jody Walker, Esq.